WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

October 12, 2010

Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Moving Box, Inc.
Registration Statement on Form S-1
Amendment No. 1.
File No. 333-168738

Dear Mr. Brown:

We have filed on EDGAR the above Amendment No. 1.

We have attached a Response Table to this correspondence detailing our responses to the comments.

Thank you for your consideration.

Sincerely,

/s/  MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .	See below
2 .	See below
3 .	We have raised the price to $.05 per share in response to this comment. There was sufficient unused filing fee to cover this increase.
4 .	The address was a scrivener error. With respect to the issue of shared addresses, please see response to Comment *** below.
5 .	Telephone number provided.
6 .	Revised to reflect calculation under Rule 457 (a)
7 .	Cross reference now in bold.
8 .	Going concern and burn rate disclosure added here and elsewhere as applicable.
9 .
As now noted, “we acquired all interests in and rights and title to an unpublished script entitled "A Box for Rob" (the “Movie”) from Brett Gentile, an unrelated third party with whom neither we nor Mr. Wilcken, Jr., our president, had any prior business or other relationship.”

10 .	Amount revised to $110,200.
11 .	The entire disclosure in the bullet points and following information has been completely revised in response to this comment.
12 .	Please see Affidavit of Andreas Wilcken, Jr., sworn under oath, demonstrating that there is no affiliated status. This is filed supplementally with Amendment 1.
13 .	No binding contracts, commitments or agreements noted here and elsewhere as appropriate.
14 .	Revised so conforming “totally illiquid” disclosure made.
15 .	No Market Maker filing of 211 disclosed.
16 .	“will not” changed to “may” in response to this comment.
17 .	Summary financial disclosure revised in response to this comment by adding parentheses.
18 .	No distribution deal risk factor added.
19 .	Economic conditions effect risk factor added.
20 .	No compensation related risk factor added.
21 .	No written employment agreement information added to risk factor.
22 .	Anticipated costs quantified in risk factor.
23 .	Risk factor concerning no manual exemption for issuer and effect on future financing added.
24 .	Table on page 14 revised to include required information and indicate family relationships and beneficial ownership relationships. No Selling Stockholders are minor children, as now disclosed.
25 .	Disclosure eliminated.
26 .	This section and summary section revised to add full description of these terms and how the flow of funds operates.
27 .	Amount revised in Production Agreement refiled as exhibit. Amount advanced disclosed in bullet points above.

28	Following disclosure added: “In addition, distribution may also involve the selling or leasing of content or related rights to the Movie.”
29	Reference to specific networks removed.
30	Reference removed
31	Reference removed
32	Language removed
33	Information concerning Wilcken Note added.
34	We have revised the language to be consistent with the requirements of Section 15(d) and noted the end of our fiscal year as December 31.
35	Seelbinder compensation information included.
36	We have made the requested change in the Financial Statements.
37	We have made the requested change in the Financial Statements.
38	We have made the requested change in the Financial Statements.
39	We have made the requested change in the Financial Statements.
40	Updated consent filed
41	Additional 701 information added
42	Reference to SB removed
43	Plan of Exchange filed as Exhibit 2.2
44	Revised legal opinion filed as Exhibit
45	Revised legal opinion filed as Exhibit
46	Revised legal opinion filed as Exhibit
47	The last page of this exhibit was omitted in the original filing. This exhibit with all signatures confirmed has been refilled.

Comment 1

We do not believe this is an issue with respect to this filing.

The issue of purchasing with an intent to distribute is a facts and circumstances issue.  In this case, other facts and circumstances do not support the proposition that there was a purchase with intent to distribute by the Selling Stockholders.  The Selling Stockholders were effectively  granted immediate registration rights in connection with the Regulation S offering identified in the Selling Stockholder section of the Registration Statement and Part II – Recent Sales of Unregistered Securities.  This was done for several reasons, unrelated to any intent to distribute, as follows:

•	The issuer believed that granting immediate registration rights would facilitate a successful Regulation S offering.
•
The issuer wanted to remove for the Selling Stockholders the cost and paperwork burden of compliance with Rule 144, including the necessity of securing and paying for legal opinions required by all Transfer Agents, if and when a Selling Stockholder wanted to resell their securities in the future.

•
The issuer believed that when if filed an application for qualification of securities for quotation on the OTCBB, FINRA would more easily process the 211 application submitted by a Market Maker if the securities that were the subject of the 211 application were the subject of a Registration Statement ultimately declared effective by the SEC rather than just the subject of a Regulation S offering.

We also note that there is no integration of a Regulation S offering and a Registration Statement filed immediately upon conclusion of a Regulation S offering as Regulation S offerings are not subject to Section 5 of the 1933 Act.

Finally, counsel to the issuer has filed numerous registration statements under similar facts and is aware of numerous other registration statements filed by other securities attorneys under similar facts.  At no time has either the Commission or the staff raised this issue.  We presume the Commission and the staff have not changed their position on this issue.

We have received comments requesting an issuer to add a statement that the Selling Stockholders may be deemed underwriters on other filings and would add that statement in this filing if requested by the staff in response to our response to this comment.

Comment 2

This is not an indirect offering on behalf of this issuer and thus this comment does not apply to this filing under these facts and circumstances.

We are aware that in the past the staff has taken the position that the registration for resale of a significant amount of securities by officers, directors and/or affiliates of an issuer constitutes an indirect public offering by an issuer.  This is not the case in this filing.  No Selling Stockholders are officers, directors or affiliates of the issuer.

We are also aware of the staff’s position several years ago in connection with what were called Alternative Public Offerings that the registration for resale of a large block of stock by a limited number of investors immediately following their acquisition of securities in a financing transaction could constitute an indirect public offering.  Ultimately the staff issued informal guidelines indicating that as long as the amount of securities registered at one time was less than one-third of the float, the offering would not be deemed an indirect public offering.  Although our case is not directly on point because there is no float, this position of the staff is significant in that percentages of issued and outstanding stock registered by Selling Stockholders registered by Selling Stockholders in this offering falls below one third of the total issued and outstanding stock of the issuer.  Further, counsel has advised us that he has heard from other securities attorneys currently filing APO type registration statements that the staff is no longer imposing these limitations in such offerings.

Again, counsel to the issuer has filed numerous registration statements under similar facts and is aware of numerous other registration statements filed by other securities attorneys under similar facts.  At no time has either the Commission or the staff raised this issue under similar facts and circumstances.  We presume the Commission and the staff have not changed their position on this issue.

County of:  Orange
State of:  Florida

AFFIDAVIT OF Andreas Wilcken. Jr

Affiant. Andreas Wilcken. Jr.. an individual and President and Director of Moving Box. Inc.. a Delaware Corporation ("the Company") does individually and in his capacity as President and Director of the Company, in connection with filing a registration statement for the Company on Form S-l with the SEC (the "Registration Statement"), on behalf of himself and the Company, does hereby swear under the penalties of perjury that:

1. I have personal knowledge of all matters set forth in this Affidavit and the Registration Statement that pertain to me and the Company.

2. I am President and Director of the Company.

3. Affiant and the Company are not an affiliate of Uptone Pictures. Inc. or any officer or director thereof within the meaning of Section (a)(1) of the Rule 144. i.e.. a person that directly, or indirectly through one or more intermediaries, controls, is controlled by. or is under common control with Uptone Pictures. Inc. or any person controlling Uptone Pictures. Inc.. including the Uptone Pictures. Inc. management or holders of over 5% of Uptone Pictures. Inc. outstanding common stock.

4. Uptone Pictures. Inc. or any officer or director thereof are not within the meaning of Section (a)(1) of the Rule 144 an affiliate of Affiant and the Company, i.e.. a person that directly, or indirectly through one or more intermediaries, controls, is controlled by. or is under common control with the Company or any person controlling Company, including the Company's management or holders of over 5% of the Company's outstanding common stock.

5. Affiant represents that the foregoing matters are true and correct notwithstanding that:

a.     The Company and Uptone Pictures. Inc. have a common address.

b.     Affiant and members of management of Uptone Pictures. Inc. have acted together on other business ventures, including but not limited to Seven Worldwide.

c.     Although Affiant is listed on Uptone Pictures" website as a member of the Uptone Picture's team, neither Affiant nor any Affiliate of Affiant is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by. or is under common control with Uptone Pictures. Inc. or any person controlling Uptone Pictures. Inc.. including the Uptone Pictures, Inc. management or holders of over 5% of Uptone Pictures. Inc. outstanding common stock as set forth in paragraph 3 above and vice-versa as set forth in paragraph 4 above. The reference only refers to the fact that Affiant has worked on certain projects of Uptone Pictures, not that Affiant is an Affiliate of Uptone Pictures.

6.  Affiant has no prior business, financial or other relationship with Brett Gentile, the author of the script for A Box for Rob.

7. The Affiant acknowledges and agrees this Affidavit will be furnished to the SEC in connection with the Company's S-l filing.

FURTHER AFFIANT SAYETH NOT.

State of Florida
Country of Orange

        /s/Andreas Wilcken, Jr.
By   ____________________________________
       Andreas Wilcken, Jr.

The foregoing was acknowledged before me on this1st day of October2010, by Andreas Wilcken. Jr. who is personally known to me or who has produced Brasil Passport as identification.